FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Sells Four 508XT Acquisition Systems to Indian Seismic Companies

Paris, France – December 14, 2016

CGG announced today that its equipment business, Sercel, has delivered four of its new-generation 508XT land acquisition systems to two seismic companies recently awarded survey work in India by ONGC and Oil India, as part of a new national seismic program commissioned by the Indian government.

The two Indian clients purchasing the 508XT are Advent, a new seismic company, and Alphageo, a long-standing player. Both companies will use the systems to conduct two surveys each in India. Given the diverse and challenging survey environments, such as mountains, farmlands and cities, both companies will benefit from the system’s unique fault-tolerant cross-technology (X-Tech®) architecture, which features local storage and automatic rerouting capabilities to maximize survey productivity.

Anuj Singla, Founder and Managing Director, Advent, said: “As a new seismic player, we were keen to purchase the industry’s most advanced acquisition system. The versatility of the 508XT means we can use it everywhere, in any environment and for any survey configuration. The one-system-for-all concept makes total sense for us.”

S.Balaji, Vice President Operations, Alphageo, said: “We are currently operating 13 seismic crews with Sercel equipment and are very satisfied with the quality of their products and exceptional customer support. We recently experienced the value of the 508XT’s unique functionalities when a cable was cut for several hours on one of our surveys. The system continued in autonomous recording mode, which meant that production was not affected and the stored data could be retrieved automatically once the cable had been changed. This is a definite plus for the continuity and reliability of our operations.”

Pascal Rouiller, Sercel President and CEO, said: “The new and unique features developed for the 508XT are now being fully exploited in the field. Despite challenging market conditions, sales of the 508XT have been ramping up since its launch in September 2013.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 14th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO